Exhibit 10.1
May 25, 2010
Mr. Harpreet S. Grewal
88 Kingston Street
Unit 7D
Boston, MA 02111
Dear Harpreet:
     On behalf of Constant Contact, Inc. (the “Company”), I am very pleased to offer you employment with the Company. The purpose of this letter is to summarize the terms of your employment with the Company, should you accept our offer.
     1. Employment. You will be employed, effective July 6, 2010, to serve in the position of Executive Vice President, Chief Financial Officer and Treasurer of the Company, reporting to the Chief Executive Officer. You will be an exempt employee. During the period of your service, you agree to devote your full business time, best efforts, skill, knowledge, attention, and energies to the advancement of the Company’s business and interests and to the performance of your duties and responsibilities as an employee of the Company. You shall have all of the customary authority and duties associated with your position. Notwithstanding the foregoing, nothing contained herein shall preclude you from: (a) serving on the boards of directors of other companies or organizations, including not-for-profits, with the approval of the Chief Executive Officer or the Board of Directors of the Company, such approval not to be unreasonably withheld; (b) investing in and managing your personal passive investments; or (c) pursuing your personal, financial and legal affairs, provided that such activity does not interfere with the performance of your obligations under this letter.
     2. Compensation. Your base rate of compensation (or base salary) will be $12,500 per semi-monthly pay period (which is equivalent to $300,000 annually), less all applicable federal, state and local taxes and withholdings, to be paid in accordance with the Company’s standard payroll practices. Such base salary may be adjusted in the sole discretion of the Compensation Committee of the Board of Directors.

     3. Variable Compensation. You will be eligible for variable compensation payments according to the Constant Contact 2010 Executive Cash Incentive Bonus Plan as defined for you by the Compensation Committee of the Board of Directors. This plan defines specific quarterly Company financial targets and customer satisfaction targets set by the Compensation Committee as well as annual individual performance goals to be established for you by the Chief Executive Officer in consultation with you. The financial targets for the first half of 2010 have been established by the Compensation Committee. The financial targets for the second half of 2010 will be established by the Compensation Committee at the time the Board of Directors approves the Company’s second half 2010 budget. The customer satisfaction targets for 2010 have been established by the Compensation Committee. All targets may be adjusted by the Compensation Committee as the needs of the business dictate. The Compensation Committee will make all determinations as to whether any such objectives have been met. For 2010, you will be eligible for an annualized target bonus of $200,000, which will be prorated to reflect the actual number of days that you are employed during the year. You acknowledge receipt of the 2010 Executive Cash Incentive Bonus Plan.
     4. Benefits. You shall be eligible to participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time to the same extent generally available to similarly situated employees of Company, provided that you are eligible under (and subject to all provisions of) the plan documents governing those programs. Such benefits may include: participation in group medical and dental insurance programs, term life insurance, long-term disability insurance, participation in the Company’s 401(k) plan and indoor parking. The benefits made available by the Company, and the rules, terms and conditions for participation in such benefit plans, may be changed by the Company at any time and from time to time without advance notice.
     5. Severance Benefits.
          (a) Termination Without Cause or Good Reason. In the event that your employment is terminated by the Company or any successor company without cause (as defined below) or you terminate your employment for good reason (as defined below), then you will continue to receive your base salary and health and dental insurance benefits for a period of time after the date of termination equal to 12 months, in each such case subject to your execution and delivery of a severance agreement and release drafted by and satisfactory to counsel for the Company. “Cause” shall mean, for purposes of this letter, willful misconduct by you relating to your duties to the Company, or willful failure by you to perform your responsibilities to the Company (including, without limitation, breach by you of any provision of any nondisclosure, non-competition or other similar written agreement between you and the Company), as determined by the Company. No act or failure to act by you shall be considered willful unless it is done, or omitted to be done, in bad faith or without a reasonable belief by you that your actions or omissions were in the best interests of the Company. “Good Reason” shall mean, for purposes of this letter, the occurrence of any of the following events without your prior written consent: (i) a material diminution in your base compensation; (ii) a material diminution in your duties, authority or responsibilities; (iii) a material relocation; or (iv) a material breach of this letter; provided, however, that no such event or condition shall constitute Good Reason unless (x) you give the Company written notice of termination for Good Reason not more than 90 days after the initial existence of the condition, (y) the grounds for termination (if susceptible to correction) are not corrected by the Company within 30 days of its receipt of such notice and (z) your termination of employment occurs within one year following the Company’s receipt of such notice. Exhibit A attached hereto provides some additional details and requirements regarding your potential severance benefits.
          (b) Termination With Cause or Without Good Reason. In the event your employment is terminated by the Company with Cause or by you without Good Reason (i.e., voluntarily), at the time of such termination you shall receive payment for (i) earned but unpaid base salary, (ii) accrued but unused vacation time in accordance with the Company’s standard vacation accrual policies and (iii) any unpaid expense reimbursements in accordance with the Company’s standard expense reimbursement policies.
     6. Vacation. You shall be eligible for a maximum of 20 days of vacation per calendar year, subject to pro-ration to your date of hire. The number of vacation days for which you are eligible shall accrue at a monthly rate during any month that you are employed during such calendar year. In accordance with Company policy, in the event that available vacation time is not used by the benefit year, employees may carry unused time (maximum of 5 days) forward to the next calendar year.
     7. Stock Incentive Program. You will be eligible to participate in the Company’s stock incentive program. Subject to approval by the Compensation Committee, the Company will grant to you a stock option to purchase 40,000 shares of the Company’s Common Stock. This option will be subject to a vesting schedule and no further vesting will occur under any circumstances after any termination of your employment, regardless of the circumstances relating to such termination and regardless of whether such termination is effected by the Company or by you. This option will vest (i.e., become exercisable) as to 25% one year after your effective date of employment and thereafter at a rate of 6.25% of the total share amount per quarter for each of the 12 quarters thereafter, subject to your continued employment by the Company. In addition, subject to approval by the Compensation Committee, the Company will grant to you 80,000 restricted stock units (“RSUs”). 60,000 of the overall RSUs will be time-based and will be subject to a vesting schedule as follows: 25% will vest one year after your effective date of employment and thereafter at a rate of 6.25% of the total share amount per quarter for each of the 12 quarters thereafter, subject to your continued employment by the Company. 20,000 of the overall RSUs will be performance based and will vest in full if the Company achieves an annualized revenue run rate of $500 million by December 31, 2014 (i.e., your RSU would vest if the Company achieves monthly revenue in excess of $41,666,666 for any calendar month prior to and including the month of December, 2014). The performance based RSUs will expire if the performance target is not met by such date. Similar to your stock options, no further vesting of your RSUs will occur under any circumstances after any termination of your employment, regardless of the circumstances relating to such termination and regardless of whether such termination is effected by the Company or by you. In the event that there is a change of control (to be defined) of the Company, then 50% of the stock option and the RSUs (collectively, the “awards”) that are unvested as of the effective time of the change of control will vest immediately prior to such effective time. In addition, in the event that your employment is terminated within the one-year period following such change of control without

Cause (as defined above in Section 5), then the remaining unvested balance of your awards shall vest as of the date of termination. The exercise price for your stock option will be equal to the fair market value of a share of Common Stock on the date of grant of the option as determined by the Compensation Committee. The awards will be issued pursuant to the Company’s 2007 Stock Incentive Plan and will be subject to all of the terms and conditions set forth in such plan and the agreements covering the awards, which must be executed by you and the Company to effect the grant of any option or RSU. “Change of control” will be as defined in your stock option and RSU agreements.
     8. At-Will Employment. Your employment with the Company will be on an “at-will” basis, meaning that either you or the Company may terminate the employment relationship at any time, for any reason, with or without cause and with or without notice. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at-will” nature of your employment may only be changed by a written agreement signed by you and an authorized officer of the Company that expressly states the intention to modify the at-will nature of your employment.
     9. Executive Coaching. In order to ensure that your on-boarding process with the Company is productive for you and the Company, the Company shall provide to you the services of a mutually agreeable executive coach. The expenses of the executive coach shall not exceed $20,000.
     10. Invention, Non-Disclosure and Non-Competition Agreement. As a condition of your employment, you will be required to execute the Company’s Invention, Non-Disclosure and Non-Competition Agreement, a copy of which is enclosed with this letter. The non-competition period shall cover the period of your employment and 12 months thereafter.
     11. Proof of Legal Right to Work. For purposes of federal immigration law, you will be required to provide the Company with documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to the Company within three (3) business days of your date of hire, or our employment relationship with you may be terminated. You may need to obtain a work visa in order to be eligible to work in the United States. If that is the case, your employment with the Company will be conditioned upon your obtaining a work visa in a timely manner as determined by the Company.
     12. Fair Credit Reporting Act Employment Check. You will be required to execute authorizations for the Company to procure consumer reports and investigative consumer reports and to use them in conducting background checks as a condition to your employment. The Company may obtain reports both pre-employment and from time to time during your employment with the Company, as necessary.
     13. Company Policies and Procedures. As an employee of the Company, you will be required to comply with all Company policies and procedures. Violations of the Company’s policies may lead to immediate termination of your employment. Further, the Company’s premises, including all workspaces, furniture, documents and other tangible materials, and all information technology resources of the Company (including computers, data and other electronic files, and all internet and email) are subject to oversight and inspection by the Company at any time. Company employees should have no expectation of privacy with regard to any Company premises, materials, resources or information.
     14. Confidentiality. You agree to hold the terms and provisions of this letter in the strictest confidence and not to disclose such terms or provisions to any third party, employer, person or entity (including, without limitation, any other employee of the Company) without the prior written authorization of the Board of Directors. Notwithstanding the foregoing, you may disclose this letter, and the terms and provisions hereof, to your and the Company’s accountants, lawyers and other advisors who have a need to know, as well as to any governmental entities, or in connection with any court proceedings, where such disclosure is required.
     15. Other Agreements and Governing Law. You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this letter. The resolution of any disputes under this letter will be governed by the laws of the Commonwealth of Massachusetts. The parties hereby irrevocably submit to and acknowledge and recognize the jurisdiction of the courts of the Commonwealth of Massachusetts, or if appropriate, a federal court located in Massachusetts (which courts, for purposes of this letter, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under or in connection with this letter or the subject matter hereof.
     16. Amendment. No provisions of this letter may be modified, waived, or discharged except by a written document signed by you and a duly authorized Company officer. A waiver of any conditions or provisions of this letter in a given instance shall not be deemed a waiver of such conditions or provisions at any other time in the future.
     17. Notices. For all purposes of this letter, all communications, including but not limited to notices, consents, request or approvals, required or permitted to be given under this letter will be in writing and will be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt confirmed) (if sent during normal business hours; otherwise, if after business hours, then on the next business day), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or one business day after having been sent by a nationally recognized overnight courier service such as Federal Express or UPS, addressed to the Company (to the attention of the Secretary of the Company) at its principal executive offices and to you at your principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address shall be effective only upon receipt.
     18. Successors. This letter shall be binding upon any entity that acquires all or substantially all of the assets or outstanding capital stock (by merger or otherwise) of the Company.

     19. Validity. The invalidity or unenforceability of any provision of this letter shall not affect the validity or enforceability of any other provision of this letter, which shall remain in full force and effect.
     20. Counterparts. This letter may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute the same instrument.
     21. Entire Agreement. This letter represents the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, whether written or oral, including the preliminary offer letter dated April 28, 2010.
     If this letter correctly sets forth the initial terms under which you will be employed by the Company, please sign the enclosed duplicate of this letter in the space provided below and return it to me in the attached envelope along with the signed Invention, Non-Disclosure and Non-Competition Agreement. If you do not accept this offer by 5 p.m. on May 26, 2010, this offer will be revoked.

Constant Contact, Inc.
By:	/s/ Gail F. Goodman
Gail F. Goodman, Chief Executive Officer

The foregoing correctly sets forth the terms of my at-will employment by the Company.

/s/ Harpreet S. Grewal	Date: May 25, 2010

Harpreet S. Grewal

Enclosures:	Invention, Non-Disclosure and Non-Competition Agreement

Exhibit A: Payments subject to Section 409A
Subject to the provisions in this Exhibit A, any severance payments or benefits under this letter shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the date of termination of your employment. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to you under this letter:
     1. It is intended that each installment of the severance payments and benefits provided under this letter shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code and the guidance issued thereunder (“Section 409A”). Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.
     2. If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments and benefits shall be made on the dates and terms set forth in this letter.
     3. If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:
          a. Each installment of the severance payments and benefits due under this letter that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A. For purposes of this letter, the “Short-Term Deferral Period” means the period ending on the later of the fifteenth day of the third month following the end of your tax year in which the separation from service occurs and the fifteenth day of the third month following the end of the Company’s tax year in which the separation from service occurs; and
          b. Each installment of the severance payments and benefits due under this letter that is not described in paragraph 3(a) above and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following your taxable year in which the separation from service occurs.

     4. The determination of whether and when your separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this paragraph 4, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.
     5. All reimbursements and in-kind benefits provided under this letter shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this letter), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.
     6. The Company may withhold (or cause to be withheld) from any payments made under this letter all federal, state, city or other taxes as shall be required to be withheld pursuant to any law or governmental regulation or ruling.